

Mail Stop 3561

June 11, 2010

Via U.S. Mail and Facsimile

Christine Koenemann
President and Chief Financial Officer
Westbridge Research Group
1260 Avenida Chelsea
Vista, California 92081

      RE:    Westbridge Research Group
             Form 10-KSB for the fiscal year ended November 30, 2008

            **File No. 002-92261**

Dear Ms. Koenemann:

On December 16, 2009 we completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

            Sincerely,

            Linda Cvrkel
            Branch Chief

Via facsimile: Christine Koenemann, President, and Chief Financial Officer
           (760) 599-6965